S 19008317 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Sand Hill Road, Suite 100
(No. and Street)

Menlo Park	California	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn M. White (650) 322-6824
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, #230	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of GrowthPoint Technology Partners, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure
The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Other Information
The supplemental information contained in Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2019

OATH OR AFFIRMATION

I, Karyn M. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

PLEASE SEE ATTACHED ACKNOWLEDGEMENT/JURAT FROM NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo } s.s.

Subscribed and sworn to (or affirmed) before me on this 28th day of February (Month),

20 19, by Karyn M. White (Name of Signer 1) and

________________ (Name of Signer 2), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Michelle Mejia
Signature of Notary Public

Michelle Mejia, comm#2254284
For other required information (Notary Name, Commission No. etc.)

MICHELLE MEJIA
COMM. # 2254284
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. AUG. 14, 2022
MGC1 MGC1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _______

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Financial Condition
As of December 31, 2018

	2018
Assets	
Cash	$ 510,399
Fees Receivable	120,000
Fixed assets, net	267,953
Other assets	120,264
Total assets	$1,018,616
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 61,878
Accrued facility costs	59,126
Deferred Revenue	123,750
Total liabilities	244,754
Members' equity	773,862
Total liabilities and members' equity	$1,018,616

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2018

	2018
Revenues:	
Advisory Fees	$8,989,804
Expenses:	
Operating expenses	1,381,494
Compensation and benefits	5,605,941
Professional fees	1,296,837
Marketing and development	668,094
Total expenses	8,952,366
Net income from continuing operations before provision for income taxes	37,438
Provision for income taxes	11,790
Net income from continuing operations	25,648
Net loss from discontinued operations, net of tax (Note 1)	(101,317)
Net loss	$(75,669)
Net loss	$(75,669)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

	Members Equity	Other Comprehensive Income	Total
Balance at January 1, 2017:	$1,574,052	$ (117,533)	$1,456,519
Net loss:	(409,838)	---	(409,838)
Balance at December 31, 2017:	$1,164,214	$ (117,533)	$1,046,681
Net Loss:	(75,669)	---	(75,669)
Capital Withdrawals during 2018:	(300,000)	---	(300,000)
Other Comprehensive Income:	(14,683)	117,533	102,850
Balance at December 31, 2018	$ 773,862	$ ---	$ 773,862

The accompanying notes are an integral part of these financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

	2018
Cash flows from operating activities:	
Net loss from continuing operations	$ 25,648
Net loss from discontinued operations	(101,317)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	83,150
Changes in assets and liabilities:	
Accounts receivable	(120,000)
Other assets	107,637
Accounts payable and accrued liabilities accounts	(24,623)
Deferred Revenue	123,750
Accrued facility costs	(9,583)
Cash used for operating activities – continuing operations	84,662
Cash from operating activities – discontinued operations	121,739
Cash used for operating activities	206,401
Cash flow from investing activities:	
Purchase of fixed assets	(7,443)
Net cash used in investing	(7,443)
Cash flow from financing activities:	
Capital withdrawals	(300,000)
Net decrease in cash	(101,042)
Cash at the beginning of the year	611,441
Cash at the end of the year	$ 510,399

Supplemental Disclosures:	
State LLC fees paid	11,790

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 5, 2011, GrowthPoint Technology Partners, LLC formed GrowthPoint Technology Partners UK LTD. GrowthPoint Technology Partners UK LTD was capitalized and began operations in July 2012. GrowthPoint Technology Partners UK LTD was formed to support the activities of GrowthPoint Technology Partners, LLC.

In 2016, the Company determined that, due to economic conditions in the United Kingdom, it would discontinue operations in the United Kingdom and shut down the operations of GrowthPoint Technology Partners UK LTD, effective March 31, 2017. The shutdown of the operations of GrowthPoint Technology Partners UK LTD was finalized in 2018. During the years ended December 31, 2017 and December 31, 2018, the Company reported no earnings from its foreign subsidiary. There were no dividends received from the foreign subsidiary. See note 7 for more detail.

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition - The Company enters into advisory engagement contracts that contain non-refundable, fixed retainer fees and list several distinct service obligations to be performed throughout the engagement, including, but not limited to, research, analysis, strategy, negotiations and due diligence. The Company provides these services over the duration of the engagement and considers the majority of these service obligations to be completed prior to the completion of the transaction.

(continued)

The Company recognizes revenue against its contract when all related performance obligations are fully constrained and determinable. Nonrefundable retainer fees are booked as revenue when such performance obligations are fully met or ratably allocated to the contract period when amounts cannot be defined by specific performance obligations (seen Note 8).

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. For the year ended December 31,2018, expenses of $132,115 have been billed to clients, of which $42,919 remains uncollected. Based on historical experience, 90% is expected to be collected and is not deemed to be material. The Company policy is to record these amounts on a cash basis.

Income Taxes - For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2018.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years, United Kingdom tax returns for two years, and California state returns for four years.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2018, cash exceeded the FDIC insured limit of $250,000, by $260,399.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

For the year ended December 31, 2018, the Company had four customers that comprised 26%, 18%, 13%, and 8% of advisory fees.

(continued)

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2018:

	2018
Furniture and equipment	$ 233,584
Computers	106,470
Leasehold improvements	224,443
Total fixed assets	564,497
Less accumulated depreciation and amortization	(296,544)
Fixed assets, net	$ 267,953

For the years ended December 31, 2018, depreciation and amortization expense was $83,150.

3. Commitments

The Company conducts its operations from leased facilities in California. The current lease will expire in August 2020. Aggregate future minimum lease obligations for the operating lease in effect at December 31, 2018 is as follows:

Year ending December 31:	
2019	$ 759,560
2020	516,400
Total minimum lease obligations	$1,275,960

For the year ended December 31, 2018, rent expense was $750,187.

4. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, and employee must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit sharing contributions in an amount to be determined by the Managing Directors. To be eligible for any profit sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

There was no discretionary profit-sharing contribution for the year ended December 31, 2018.

(continued)

5. Related Party Transactions

The Company has terminated its agreement with its former subsidiary, GrowthPoint Technology Partners UK Ltd., and all operations of the former subsidiary have been discontinued as of December 31, 2018.

6. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, GrowthPoint Technology Partners, LLC had net capital of $265,645. At December 31, 2018, net capital was $249,328 in excess of its required net capital of $16,317. At December 31, 2018, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 0.92 to 1, which is within the required regulatory range.

7. Discontinued Operations

The Company's exit from the United Kingdom represents a strategic shift in its business, and therefore the presented results for GrowthPoint Technology Partners UK LTD are classified as loss from discontinued operations. The Company received residual cash of $20,422 from the subsidiary and incurred a net loss of ($101,317) upon closure of the subsidiary.

8. New Accounting Standards

FASB issued new accounting standard ASC 606 "Revenue Recognition", effective for fiscal year ended December 31, 2018. The new standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across companies and industries. The Company adopted the standard beginning January 1, 2018 and used the retroactive approach to determine the impact on its beginning balance. The Company determined such impact to be immaterial. Additionally, FASB's lease accounting standard change, ASU 2016-02 "Leases", effective for year ended 12-31-20, will present changes to the balance sheet of lessees. Among many of the changes, lessor accounting is updated to align with certain changes in the lessee model and the new revenue recognition standard. Management has determined that both standards have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.

(continued)

Supplemental Information

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GrowthPoint Technology Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Letter, in which (1) GrowthPoint Technology Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GrowthPoint Technology Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) GrowthPoint Technology Partners, LLC stated that GrowthPoint Technology Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GrowthPoint Technology Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GrowthPoint Technology Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2019

GROWTHPOINT
TECHNOLOGY PARTNERS

February 21, 2019

Mr. John Cropper, CPA
Cropper Accountancy Corporation
2700 Ygnacio Valley Road, Ste.320
Walnut Creek, CA 94598

GrowthPoint Technology Partners, LLC is making the following statements ("assertions"):

(i) We are claiming an exemption under Rule 15C3(k)(2)(i).

(ii) We met the exemptive provisions of Rule 15C3(k)(2)(I) throughout the most recent fiscal year without exception.

Regards,

Karyn M. White
Financial Principal
GrowthPointTechnology Partners, LLC

GrowthPoint Technology Partners ▾ 2740 Sand Hill Road, Suite 100 ▾ Menlo Park, California 94025 ▾ +1.650.322.2500 ▾ www.gptpartners.com

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of GrowthPoint Technology Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by GrowthPoint Technology Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of GrowthPoint Technology Partners, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating GrowthPoint Technology Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GrowthPoint Technology Partners, LLC's management is responsible for GrowthPoint Technology Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 18, 2019